SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                  FORM 11-K




   [x]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended November 30, 1996

                                 OR

   [ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


           For the transition period from __________ to ___________




                       Commission file number 1-2256



                       THRIFT PLAN OF EXXON CORPORATION

                         AND PARTICIPATING AFFILIATES


                           (Full title of the plan)


                              EXXON CORPORATION


                      (Name of issuer of the securities)

                          5959 Las Colinas Boulevard

                           Irving, Texas 75039-2298




                    (Address of principal executive office)

                      THRIFT PLAN OF EXXON CORPORATION

                        AND PARTICIPATING AFFILIATES



                                  INDEX




                                                                Page
                                                                ----
      Financial Statements

         Statement of Net Assets
         Available for Benefits, with
         Fund Information at
         November 30, 1996 and 1995                             3-4

         Statement of Changes in Net Assets
         Available for Benefits, with
         Fund Information for the
         Year ended November 30, 1996                             5

         Notes to Financial Statements                          6-9

      Item 27a-Schedule of Assets Held for Investment
      Purposes at November 30, 1996 (Exhibit 1)               10-18

      Item 27d-Schedule of Reportable
      Transactions (Exhibit 2)                                   19

      Report of Independent Accountants                          20

      Consent of Independent Accountants                         21

      Signatures                                                 22

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                 NOVEMBER 30, 1996
                               (millions of dollars)


                                                                Trust
                                 Participant Directed         Directed
                    ---------------------------------------  -----------
                               Exxon                           Exxon
                            Corporation            Extended    Corp.
                    Common     Common   Equity      Market   Preferred
                     Asset     Stock   Portfolio   Portfolio   Stock
                     Fund      Fund*     Fund*       Fund      Fund*   Total
                    ---------------------------------------- --------- -----
Assets

Investments, at
 fair value:
   Fixed income
   securities        $2,430        -        -          -         -    $2,430
 Short-term
   investments          204        -        -          -       $14       218
 Loans to parti-
   cipants              163        -        -          -         -       163
 Exxon Corp
   common stock           -   $3,959        -          -         -     3,959
 Index funds              -        -     $580       $202         -       782
 Exxon Corp Class A
   preferred stock        -        -        -          -       480       480
                    ------------------------------------------------- ------
   Total investments  2,797    3,959      580        202       494     8,032

Amounts due from
 employers                -        -        -          -        29        29
Dividends receivable      -       34        -          -         -        34
Accrued interest         39        -        -          -         -        39
Other receivables        38        -        -          -         -        38
                    --------------------------------------------------------
   Total assets       2,874    3,993      580        202       523     8,172
                    --------------------------------------------------------
Liabilities

Payables and accrued
   liabilities            5        8        -          -        10        23
Notes payable             -        -        -          -       345       345
                    --------------------------------------------------------
   Total liabilities      5        8        -          -       355       368
                    --------------------------------------------------------
Net assets available
 for benefits        $2,869   $3,985     $580       $202      $168    $7,804
                    ========================================================
*Investment Funds representing 5% or more of net assets available for benefits.
The accompanying notes are an integral part of these financial statements.

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                 NOVEMBER 30, 1995
                               (millions of dollars)


                                                                 Trust
                                 Participant Directed          Directed
                    ---------------------------------------- -----------
                               Exxon                           Exxon
                            Corporation            Extended    Corp.
                    Common    Common    Equity      Market   Preferred
                     Asset     Stock   Portfolio  Portfolio    Stock
                     Fund      Fund*     Fund*       Fund      Fund*   Total
                    ---------------------------------------- --------- -----
Assets

Investments, at
 fair value:
   Fixed income
   securities        $2,669        -        -           -         -   $2,669
 Short-term
   investments           64        -        -           -       $13       77
 Loans to parti-
   cipants              159        -        -           -         -      159
 Exxon Corp
   common stock           -   $3,279        -           -         -    3,279
 Index funds              -      -       $429        $136         -      565
 Exxon Corp Class A
  preferred stock         -        -        -           -       584      584
                     -------------------------------------------------------
   Total investments  2,892    3,279      429         136       597    7,333

Cash                      5        -        -           -         -        5
Amounts due from
 employers                -        -        -           -        34       34
Dividends receivable      -       32        -           -         -       32
Accrued interest         45        -        -           -         -       45
Other receivables         2        -        -           -         -        2
                     -------------------------------------------------------
   Total assets       2,944    3,311      429         136       631    7,451
                     -------------------------------------------------------
Liabilities

Payables and accrued
   liabilities           49        7        -           -        10       66
Notes payable             -        -        -           -       460      460
Subrogation rights
   obligation             -        -        -           -        41       41
                     -------------------------------------------------------
   Total liabilities     49        7        -           -       511      567
                     -------------------------------------------------------
Net assets available
 for benefits        $2,895   $3,304     $429        $136      $120   $6,884
                     =======================================================
*Investment Funds representing 5% or more of net assets available for benefits.
The accompanying notes are an integral part of these financial statements.

                        THRIFT PLAN OF EXXON CORPORATION
                          AND PARTICIPATING AFFILIATES
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION
                          YEAR ENDED NOVEMBER 30, 1996
                             (millions of dollars)


                                                                Trust
                                Participant Directed          Directed
                       ------------------------------------ ------------
                                Exxon                         Exxon
                                Corp.             Extended    Corp.
                       Common  Common    Equity    Market   Preferred
                       Asset    Stock  Portfolio  Portfolio   Stock
                        Fund    Fund     Fund       Fund      Fund     Total
                       ------------------------------------ ---------  -----

Contributions:
 Employer                 $18      $5       $2         $1       $86    $112
 Employee                  85      35       25         20         -     165
                       ----------------------------------------------------
 Total contributions      103      40       27         21        86     277
                       ----------------------------------------------------

Investment income:
 Interest                 165       -        -          -         1     166
 Dividends                  -     136        -          -        30     166
 Net appreciation
  (depreciation) in fair
  value of investments      2     753      124         26       102   1,007
                       ----------------------------------------------------
 Total investment income  167     889      124         26       133   1,339
                       ----------------------------------------------------

Interest expense            -       -        -          -       (26)    (26)
LESOP conversions           -      87        -          -      (142)    (55)
Benefit payments at fair
 value                   (352)   (170)       -          -         -    (522)
Participant withdrawals
 at fair value            (57)    (36)       -          -         -     (93)
Interfund transfers       113    (129)       -         19        (3)      -
                       -----------------------------------------------------

Net increase(decrease)    (26)    681      151         66        48     920

Net assets available
 for benefits:
At the beginning of
 the year               2,895   3,304      429        136       120   6,884
                       ----------------------------------------------------

At the end of the year $2,869  $3,985     $580       $202      $168  $7,804
                       ====================================================
The accompanying notes are an integral part of these financial statements.

                        THRIFT PLAN OF EXXON CORPORATION
                          AND PARTICIPATING AFFILIATES

                          NOTES TO FINANCIAL STATEMENTS

Note 1:     Plan Description

The participants in the Thrift Plan of Exxon Corporation and Participating Affiliates (the "Thrift Plan", also called the "Thrift Fund" or the "Savings and Investment Program") are eligible employees and former employees of Exxon Corporation and certain affiliated employers. The terms and conditions of the Thrift Plan are fully contained in the Thrift Plan of Exxon Corporation and Participating Affiliates document ("Plan Document") dated October 1996, as amended from time to time. The Thrift Plan is an "employee pension benefit plan" described in Section 3 (2) of Employee Retirement Income Security Act of 1974 ("ERISA") and also a "defined contribution plan" described in Section 3(34) of ERISA.

Eligibility, enrollment, participant and employer contributions, vesting, participation, forfeiture, loans, withdrawals, distribution, and other Thrift Plan provisions are described in detail in the Plan Document. Also set forth in the Plan Document are the investment features and options of the Thrift Plan including, but not limited to, stock purchases and sales, equity unit purchases and sales, extended market unit purchases and sales, and other transactions.

Note 2:     Accounting Policies

The accounting records of the Thrift Plan are maintained on the accrual basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

All investments are stated at current value. Current values are based on quoted prices as of the date of the financial statements, or, if market quotations are not readily available, upon estimated values obtained from a major investment securities firm. Exxon Corporation Class A preferred stock held in the Exxon Corporation Preferred Stock Fund is stated at current value as measured by the value of common shares to which it is convertible.

Net appreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year-end.

The Plan is subject to normal risks associated with international and domestic debt and equity markets.

During 1996, $503,914 of employer matching contributions were forfeited by terminating employees before those amounts became vested. Such forfeited amounts are used to pay future employer contributions.

                        THRIFT PLAN OF EXXON CORPORATION
                          AND PARTICIPATING AFFILIATES

                          NOTES TO FINANCIAL STATEMENTS

Note 3:     Revalued Cost Basis Gains and Losses

The Department of Labor ("DOL") requires that the components of net appreciation (depreciation) for investments held in the Exxon Corporation Common Stock Fund, investments held in the Common Asset Fund, and investments held in the Exxon Corporation Preferred Stock Fund be segregated and calculated on a revalued cost basis for ERISA annual report (Form 5500) reporting purposes. Under the revalued cost basis, realized gains and losses on investments sold are calculated as proceeds less market value at the beginning of the year or, if acquired during the year, historical cost. Unrealized gains and losses are calculated as market value of assets at the end of the year less market value at the beginning of the year or, if acquired during the year, historical cost.

For the Common Asset Fund and the Exxon Corporation Preferred Stock Fund fixed income securities, gains and losses are calculated on the basis of specific security identification. For Exxon Corporation common stock, gains and losses are calculated assuming a first-in, first-out methodology for total shares in the portfolio for all shares sold by participants.

For the years ended November 30, 1996 and 1995, these components of net appreciation (depreciation) were:

                  Common Asset Fixed  Exxon Corporation    Exxon Corporation
                  Income Securities     Common Stock        Preferred Stock
                         Fund               Fund                  Fund
                  -----------------   -----------------    -----------------
                    1996       1995     1996    1995         1996       1995
                    ----       ----     ----    ----         ----       ----
                                  (millions of dollars)

Realized G/(L)      $ (5)      $  6     $104    $ 94         $ 16       $ -

Unrealized G/(L)       7         54      649     659           86        120
                   -----       ----    -----   -----        -----      -----
Net Appreciation    $  2       $ 60     $753    $753         $102       $120
   (Depreciation)


Note 4:     Tax Status

A request for a favorable determination letter was filed by Exxon Corporation on September 13, 1996, and a ruling has not yet been obtained from the Internal Revenue Service that the Thrift Plan is in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The plan administrator believes that the Thrift Plan is currently designed to be and is being operated in compliance with the applicable requirements of the IRC.

                        THRIFT PLAN OF EXXON CORPORATION
                          AND PARTICIPATING AFFILIATES

                          NOTES TO FINANCIAL STATEMENTS

Note 5:     Expenses

Participating employers pay the administrative expenses of the Thrift Fund with the exception of: (1) brokers' commissions and SEC fees on Exxon Corporation common stock purchases and sales which are paid by Thrift participants purchasing or selling stock and are included in the price of the stock at the time of purchase or sale and (2) management fees, brokerage commissions, and administrative expenses of the Equity Portfolio Fund and the Extended Market Portfolio Fund, which are paid by Thrift participants in those respective Funds.

Note 6:     Exxon Corporation Preferred Stock Fund

A Leveraged Employee Stock Ownership Plan ("LESOP") was incorporated into the Thrift Plan on August 1, 1988. This LESOP is commonly referred to as the Direct Dividend Account ("DDA") and is described in detail in the Plan Document. In 1989, the Trustee-Thrift Trust borrowed $1.0 billion at a floating rate of interest under the terms of notes, guaranteed by Exxon Corporation, which include subrogation rights within the annual principal payment requirement. The Trustee used the proceeds of the borrowing to purchase 16,349,945 shares of a new issue of Exxon Corporation Class A preferred stock for $61.50 per share. Exxon Corporation Class A preferred stock can be converted into Exxon Corporation common stock at the lower of current common stock market value or $61.50. Dividends are cumulative and payable in an amount per share equal to $4.68 per annum. As of November 30, 1996, there were 19,675,834 shares of Exxon Corporation common stock in the DDA.

Employer contributions, which are used to make principal and interest payments on the notes, are based on a matching program related to employee contributions and are funded annually when principal amounts on the notes are due. As contributions and dividends are credited, shares of preferred stock are proportionately converted into common stock and allocated to participants' accounts in accordance with the applicable requirements of the IRC. During 1996, 2,468,223 shares of preferred stock were converted to common stock. During 1995, 1,678,567 shares of preferred stock were converted to common stock. Net dividends on the preferred stock of $30 million and $40 million were paid during 1996 and 1995, respectively, and covered certain principal and interest payments on the notes and interest payments on the subrogation rights referred to below.

In 1996 and 1995, principal payments of $156 million and $112 million, respectively, were made on the note including the retirement of subrogation rights (referred to below).

                        THRIFT PLAN OF EXXON CORPORATION
                          AND PARTICIPATING AFFILIATES

                          NOTES TO FINANCIAL STATEMENTS



Upon its payment in 1994, 1991, and 1990, respectively, of approximately
$7 million, $11 million, and $53 million principal on the notes as guarantor, Exxon Corporation became subrogated to all rights of the holders of such notes with respect to those payments. These subrogation rights include the right to receive payment from the Trustee-Thrift Trust of the remaining principal amounts, if any, plus accrued and unpaid interest thereon, upon final payment of all principal and interest on the notes. During 1994 and 1992, Exxon Corporation sold these subrogation rights to a third party, which is paid interest thereon on a current basis. Under certain circumstances, the third party may require Exxon Corporation to repurchase these subrogation rights. During 1996 and 1992, $41 million and $11 million, respectively, of the subrogation rights obligation incurred in 1991 was retired. During 1995, $7 million of the subrogation rights obligation incurred in 1994 was retired and during 1993, $12 million of the subrogation rights obligation incurred in 1990 was retired.

Note 7:     Claims Incurred But Not Paid

The Plan reports benefits paid on a cash basis as required under generally accepted accounting principles. For Form 5500 reporting purposes, claims incurred but not paid of $12 million and $4 million for the years ended November 30, 1996 and 1995, respectively, are reported on an accrual basis. As such, the net assets available for benefits reflected for Form 5500 purposes are $7,792 million and $6,880 million for the years ended
November 30, 1996 and 1995, respectively.

                                                                 EXHIBIT 1

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       11/30/96
                                 (thousands of dollars)


                                     MATURITY    PAR     AMORTIZED    CURRENT
DESCRIPTION                  COUPON    DATE     VALUE      COST        VALUE
-----------------------------------------------------------------------------

COMMON ASSET FUND
-----------------

  CORPORATE BONDS
ABBEY NATL TREAS CO GTD      5.000%  01/31/97 $30,000    $29,929      $29,963
A T & T CAP CORP M/T/N       7.080%  05/19/97   2,000      2,002        2,013
AMER EXPRESS MSTR TR         6.050%  06/15/98  33,850     33,912       33,961
AMER INTL GRP INC M/T/N      6.250%  08/16/99  20,000     19,852       20,175
ASIAN DEV BK BD             10.750%  06/01/97   2,000      2,044        2,048
ASSOC CORP N AMER M/T/N      8.350%  12/22/98   3,100      3,225        3,248
ASSOC CORP N AMER M/T/N      5.440%  01/29/99   2,900      2,852        2,875
ASSOC CORP N AMER M/T/N      5.550%  10/30/98   3,450      3,411        3,434
ASSOC CORP N AMER M/T/N      6.470%  05/17/99   3,000      3,000        3,037
ASSOC CORP N AMER NTS        6.250%  03/15/99   3,725      3,725        3,750
ASSOC CORP N AMER SR NT      8.125%  01/15/98   5,000      5,100        5,121
ASSOCIATES CORP N AMER       6.375%  08/15/98   7,000      6,985        7,058
AUSTRIA REP                  9.125%  04/25/99   5,000      5,265        5,328
BELGIUM KINGDOM DEB          8.000%  02/11/97  11,700     11,725       11,744
BPCA FINANCE                 8.375%  04/15/98  21,530     22,060       22,203
BP AMER INC                  8.875%  12/01/97   1,000      1,025        1,030
BP AMER INC M/T/N            6.923%  01/15/99   2,000      2,040        2,033
BANC ONE AUTO GR TR          6.100%  10/15/02  10,668     10,663       10,728
BANC ONE AUTO GR TR          6.550%  02/15/03  15,580     15,580       15,747
BANC ONE AUTO TR             6.850%  11/15/97   2,743      2,738        2,747
BANCO INTL TRADE
 FIN CORP RESTR              7.440%  04/15/97     500        501          503
BARCLAYS AMERICAN CORP       7.875%  08/15/98   5,000      5,138        5,155
BAYERISCHE LANDESBK M/T/N    7.585%  11/18/97  13,769     14,031       14,029
BAYERISCHE LANDESBK GIROZ
 NY M/T/N                    6.550%  07/19/99  10,000      9,991       10,175
BAYERISCHE LANDESBK GIROZ
 NY M/T/N                    6.000%  10/15/98  12,000     11,986       12,060
BELLSOUTH CAP FDG CORP       9.250%  01/15/98   2,900      2,992        3,005
BELLSOUTH TELECOMM           5.250%  06/08/98   1,675      1,660        1,663
BELLSOUTH CAP FDG CORP M/T/N 6.790%  03/03/97   7,000      7,000        7,020
BOATMENS AUTO TR             5.900%  06/15/98   3,551      3,551        3,557
BOATMENS AUTO TR             6.100%  05/15/00  19,500     19,531       19,461
BOATMENS AUTO TR             6.350%  01/15/03  20,000     19,982       20,158
BRITISH PETROLEUM AMER       9.750%  03/01/99   9,450      9,671       10,159
BRITISH TELECOM              9.375%  11/16/98  15,000     16,054       15,938
BRITISH TELECOM FIN INC      9.375%  02/15/99  12,000     12,688       12,842
CFAC GR                      6.450%  12/15/97   2,312      2,316        2,312
CFC-14 GR TR RESTR           7.150%  11/15/06   4,762      4,794        4,785
CTS HOME EQ LN TR            7.700%  09/15/06   3,867      3,929        3,956
CAMPBELL SOUP CO             7.750%  02/24/97   5,967      5,993        5,989

                                                                 EXHIBIT 1

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                     11/30/96
                                (thousands of dollars)


                                     MATURITY    PAR     AMORTIZED    CURRENT
DESCRIPTION                  COUPON    DATE     VALUE      COST        VALUE
-----------------------------------------------------------------------------

CASE EQUIP LN TR             6.150%  09/15/02 $10,000    $ 9,998      $10,053
CHASE MAN CR CD MSTR         7.400%  05/15/00   9,167      9,196        9,216
CHASE MAN CR CD MSTR TR      6.730%  06/25/02  10,500     10,499       10,716
CHASE MAN GR TR              6.000%  09/17/01  13,945     13,931       14,004
CHASE MAN GR TR              5.900%  11/15/01  12,265     12,257       12,304
CHASE MAN GR TR              5.200%  02/15/02  16,457     16,394       16,362
CHEMICAL GR TR               8.900%  12/15/96   2,035      2,024        2,050
CHESAPEAKE & POTOMAC
 TEL CO MD                   5.875%  09/15/99  10,000      9,939        9,925
CHEVRON CDA FIN LTD GTD NT   5.600%  04/01/98   7,000      6,937        6,972
CHEVRON CORP PROF SHR        7.280%  01/01/97   3,500      3,504        3,503
CITICORP MTG SECS INC
 REMIC PASS THRU             5.750%  03/25/09   2,656      2,654        2,644
COCA COLA CO                 7.875%  09/15/98  15,600     16,073       16,146
CORESTATES HOME EQ TR        5.100%  03/15/09   4,269      4,266        4,194
DAIMLER-BENZ AUTO GR TR      5.850%  05/15/02  11,408     11,378       11,439
DAIMLER-BENZ VEH TR
 1994-A ASSET BACKED         5.950%  12/15/00   3,624      3,626        3,619
DAYTON HUDSON CR CD MSTR     6.100%  02/25/02   9,590      9,592        9,651
DENMARK KINGDOM NT           7.750%  12/15/96   3,000      3,003        3,002
DEUTSCHE BK FIN INC M/T/N    8.800%  01/15/97   2,000      2,004        2,007
DEUTSCHE BK FIN INC M/T/N    8.800%  01/15/97   8,625      8,647        8,653
DISCOVER CD MSTR TR I        5.400%  11/16/01  16,150     16,032       16,038
DISCOVER CD MSTR TR I
 SER 94-1 CR                 6.700%  02/16/00  23,000     22,996       23,184
DISCOVER CD TR 1992-B        6.800%  06/15/00  12,475     12,560       12,602
DISCOVER CD TR               6.250%  08/16/00  14,020     14,041       14,095
DU PONT E I DE NEMOURS
 & CO M/T/N                  7.160%  03/03/97  10,000     10,004       10,042
DU PONT E I DE NEMOURS
 & CO M/T/N                  6.090%  06/16/97   7,000      7,000        7,021
DUKE PWR CO                  5.625%  08/12/97   2,900      2,893        2,897
EKSPORTFINANS AS EMTN        7.740%  05/06/99   1,400      1,427        1,463
EKSPORTFINANS A S M/T/N      5.500%  02/17/97   9,500      9,471        9,495
EMERSON ELEC CO EURO         7.875%  06/05/98   9,720      9,914        9,987
EUROPEAN INVT BK M/T/N       8.875%  02/15/99   8,500      8,921        9,001
EUROPEAN INVT BK M/T/N       7.350%  06/01/99   3,000      3,041        3,091
EXPORT IMPORT BK JAPAN       9.000%  04/15/98   5,000      5,191        5,210
EXPORT IMPORT BK JAPAN      10.125%  10/28/97   2,000      2,065        2,075
FCC GR TR                    8.750%  02/15/06   2,924      3,034        2,947
FIFTH THIRD BK AUTO
 TR 1996-A                   6.200%  04/15/00  18,085     18,087       18,211
FIRST CHICAGO MSTR TR        8.400%  06/15/98   1,255      1,255        1,253
FIRST CHICAGO MSTR TR        6.250%  08/15/99  33,065     33,074       33,170

                                                                 EXHIBIT 1

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                     11/30/96
                               (thousands of dollars)


                                     MATURITY    PAR     AMORTIZED    CURRENT
DESCRIPTION                  COUPON    DATE     VALUE      COST        VALUE
-----------------------------------------------------------------------------

FIRST DEP MSTR TR ASSETS
 BACKED CTF                  5.750%  06/15/01 $10,990    $10,891      $11,004
FIRST DEP MSTR TR            6.900%  08/15/01   5,000      5,014        5,040
FIRST SEC AUTO GR TR         6.250%  01/15/01   4,103      4,103        4,130
FLEET FIN INC                5.450%  03/20/23   1,368      1,367        1,366
FLEET FIN HOME EQ TR         6.700%  10/15/06   2,241      2,238        2,260
FLEETWOOD CR 1993-B GR TR    4.950%  08/15/08   2,909      2,901        2,856
FLEETWOOD CR 1994-B GR TR    6.750%  03/15/10   3,090      3,080        3,120
FORD CR 1994-A GR TR         6.350%  05/15/99   6,875      6,901        6,920
FORD CR AUTO OWNR TR         6.500%  11/15/99   5,000      4,998        5,055
FORD CR AUTO OWNR TR         6.750%  09/15/00   6,500      6,498        6,622
FORD CR AUTO LEASE TR        5.800%  05/15/99  10,000      9,993       10,015
FORD CR GR TR                5.900%  05/15/00  22,419     22,427       22,494
FORD CR GR TR                5.900%  10/15/00  24,160     24,218       24,237
GE CAP MTG SVCS INC          7.200%  09/15/11   2,592      2,589        2,624
GMAC 1992-F GR TR            4.500%  09/15/97     114        114          114
GMAC 1994-A GR TR            6.300%  06/15/99  11,074     11,104       11,140
GMAC 1995-A GR TR            7.150%  03/15/00   9,358      9,436        9,478
GTE CALIF 1ST MTG            6.250%  01/15/98   1,000      1,005        1,003
GENERAL ELEC CO DEB          7.875%  09/15/98  10,000     10,426       10,347
GEN ELEC CAP CORP M/T/N      7.000%  05/05/98   4,000      4,036        4,070
GEN ELEC CAP CORP M/T/N
 SER A                       8.650%  06/24/97   5,000      5,074        5,085
GEN ELEC CAP CORP M/T/N      6.370%  09/01/98   7,500      7,528        7,595
GEN ELEC CAP DORP M/T/N      7.875%  11/15/97   2,500      2,541        2,552
GEN ELEC CAP CORP M/T/N      7.950%  02/02/98   2,400      2,445        2,467
GEN ELEC CAP CORP M/T/N      7.125%  04/06/98   2,350      2,383        2,399
GEN ELEC CAP CORP M/T/N      6.125%  04/15/97   2,500      2,502        2,506
GEN ELEC CAP CORP M/T/N      5.210%  02/09/99   5,000      4,974        4,950
GEN ELEC CAP CORP M/T/N      5.190%  02/12/99   5,000      4,997        4,948
GEN ELEC CAP CORP M/T/N      5.480%  03/01/99   5,000      4,875        4,976
GOVT EXP TR CL A RESTR       6.250%  03/01/97     790        790          790
HALIFAX BUILDING SOCIETY     6.625%  07/26/99  20,000     20,210       20,218
HEWLETT PACKARD FIN CO DEB   7.500%  12/05/97  15,000     15,183       15,244
HONDA AUTO REC GR TR         6.200%  12/15/00  24,710     24,737       24,861
HSEHOLD FIN CORP HOME EQ LN  4.750%  05/20/08   2,852      2,845        2,835
INTER-AMERICAN DEV BK MTN    5.600%  05/28/99  16,930     16,640       16,820
INTER AMERN DEV BK           9.450%  09/15/98  11,869     12,532       12,582
INTL BK FOR RECON
 DEV COLTS M/T/N             9.625%  04/28/99   5,000      5,354        5,419
INTL BK FOR RECON
 & DEV COLTS                 8.790%  02/19/98   1,000      1,037        1,036
INTL BK FOR RECON
 & DEV COLTS                 6.500%  09/15/98   3,250      3,303        3,291

                                                                 EXHIBIT 1

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
             ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                     11/30/96
                               (thousands of dollars)


                                     MATURITY    PAR     AMORTIZED    CURRENT
DESCRIPTION                  COUPON    DATE     VALUE      COST        VALUE
-----------------------------------------------------------------------------

INTL BK FOR RECON
 & DEV COLTS                 5.850%  09/15/98 $ 5,700    $ 5,732      $ 5,707
INTL BK FOR RECON
 & DEV COLTS                 7.050%  12/15/97   3,000      3,036        3,041
INTL BK FOR RECON
 & DEV COLTS                 9.760%  06/01/98   2,500      2,653        2,640
INTL BK FOR RECON
 & DEV COLTS                 9.550%  07/15/98   5,000      5,297        5,289
JOHNSON & JOHNSON M/T/N      8.220%  03/20/98   5,000      5,137        5,151
JOHNSON & JOHNSON M/T/N      8.180%  03/23/98   1,000      1,028        1,030
KFW INTL FIN INC             9.375%  07/15/98  20,000     20,997       21,073
KFW INTL FIN INC-M/T/N       8.450%  11/03/97   6,300      6,422        6,454
KFW INTL FIN INC-M/T/N       9.020%  02/23/99   5,000      5,270        5,313
KFW INTL FIN INC M/T/N       9.050%  07/30/97   8,000      8,144        8,176
KELLOGG CO NT                5.900%  07/15/97   1,400      1,404        1,403
KEYCORP AUTO GR TR           5.800%  07/15/00   8,007      7,989        8,030
KREDIETBANK INTL FIN         6.125%  04/29/99  20,000     19,879       20,034
LOMAS MTG FDG CORP II        9.000%  09/20/15      26         28           26
MBNA MSTR CR CD TR           7.750%  10/15/98   2,083      2,090        2,088
MBNA MSTR CR CD TR           7.250%  06/15/99  20,000     20,102       20,148
MBNA MSTR CR CD TR
 SER 1992-2                  6.200%  08/15/99  24,700     24,668       24,770
MBNA MSTR CR CD TR           5.400%  09/15/00   8,525      8,410        8,458
MMCA AUTO OWNR TR            5.700%  11/15/00  14,439     14,440       14,456
MCDONALDS CORP SER B M/T/N   8.875%  02/18/97   1,000      1,006        1,005
MCDONALDS CORP M/T/N SER B   8.375%  10/29/99   1,100      1,160        1,166
MERCK & CO INC M/T/N         6.000%  01/15/97   2,000      1,999        2,001
MOBIL CORP                   6.500%  12/17/96   3,000      3,000        2,981
MOBIL CORP                   6.500%  02/15/97   9,200      9,210        9,214
MOBIL CORP                   7.250%  03/15/99   2,000      2,021        2,054
MORGAN J P & CO INC M/T/N    6.000%  03/18/99  20,000     19,854       20,050
MORGAN GTY TR CO N Y         6.000%  10/01/98  10,000      9,985       10,028
NBD BK N A M/T/N             4.625%  12/02/96  10,000     10,000       10,000
NBD BK N A M/T/N             4.600%  02/03/97   5,000      4,993        4,992
NBD BK N A M/T/N             6.550%  06/02/97   2,000      2,000        2,010
NATIONAL AUST BANK LTD       6.250%  06/17/98  20,000     20,046       20,100
NATL RURAL UTILS COOP FIN    8.500%  02/15/98   3,000      3,093        3,088
NATIONSBANK CR CD MSTR TR    4.750%  09/15/98  34,000     33,990       33,992
NATIONSBANK AUTO OWNER TR    6.375%  07/15/00  20,000     19,970       20,211
NATIONSBANK AUTO GR TR       5.850%  06/15/02  17,781     17,788       17,829
NAVISTAR FIN 1993-A OWNR TR  4.475%  10/15/98     266        266          266
NAVISTAR FIN 1995-A OWNR TR  6.550%  11/20/01   9,325      9,384        9,415
NAVISTAR FIN 1995-B OWNR TR  5.940%  10/15/98   3,658      3,668        3,664
NEW ENGLAND TEL & TEL CO     6.150%  09/01/99   2,000      1,974        2,006
NEW ENGLAND TEL & TEL CO NT  6.250%  12/15/97   1,000      1,003        1,004

                                                                 EXHIBIT 1

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                     11/30/96
                               (thousands of dollars)


                                     MATURITY    PAR     AMORTIZED    CURRENT
DESCRIPTION                  COUPON    DATE     VALUE      COST        VALUE
-----------------------------------------------------------------------------

NEW ZEALAND GOVT DEB         8.000%  04/02/97 $ 2,075    $ 2,083      $ 2,088
NIPPON TEL & TEL             9.000%  07/19/99   2,630      2,794        2,814
NIPPON TEL & TEL             8.500%  12/20/96   4,000      4,005        4,005
NIPPON TELEG & TEL CORP      9.500%  07/27/98  31,000     32,478       32,790
NISSAN AUTO REC GR TR        6.100%  08/15/01  15,002     15,020       15,084
NISSAN AUTO REC 1994-A GR    6.450%  09/15/99   8,762      8,798        8,822
NORWEST AUTO TR              5.800%  03/15/99   9,500      9,498        9,519
NORWEST AUTO TR              5.900%  03/15/00   7,500      7,493        7,511
NORWEST FINL INC             6.250%  02/15/97   7,750      7.748        7,753
NORWEST FINL INC             6,500%  05/15/97  13,850     13,871       13,907
NORWEST CORP M/T/N           7.700%  11/15/97   5,000      5,074        5,088
NORWEST FINL INC M/T/N       5.200%  04/29/97   1,000        994          998
OESTERREICHISCHE
 KONTROLLBANK A G            7.125%  12/06/96   3,000      3,000        3,000
OLYMPIC AUTO REC TR          5.650%  01/15/01   1,530      1,529        1,531
OLYMPIC AUTO REC TR          6.850%  06/15/01   5,032      5,029        5,118
PEOPLES BK CR CD MSTR TR     4.800%  12/15/99   2,025      2,025        2,025
PEOPLES BK CR CD MSTR TR     5.100%  08/15/01  18,750     18,771       18,735
PFIZER INC                   6.500%  02/01/97   2,000      2,000        2,003
PITNEY BOWES CR CORP         5.625%  02/15/97  15,500     15,487       15,493
PITNEY BOWES CR CORP NT      6.250%  06/01/98  12,000     12,033       12,070
PITNEY BOWES CR CORP M/T/N   6.540%  07/15/99   5,000      5,000        5,073
PREMIER AUTO TR              4.900%  10/15/98   6,470      6,459        6,463
PREMIER AUTO TR              4.900%  12/15/98   5,340      5,346        5,332
PREM AUTO TR 1993-5
 ASSET BACKED NT             4.220%  03/02/99   2,140      2,139        2,117
PREMIER AUTO TR              4.750%  02/02/00   1,333      1,333        1,326
PREMIER AUTO TR              6.350%  05/02/00   4,486      4,479        4,516
PREMIER AUTO TR              6.850%  03/02/99  10,000     10,066       10,130
PREMIER AUTO TR              6.650%  11/02/98   4,650      4,658        4,701
PREMIER AUTO TR              5.900%  07/06/99  10,000      9,995       10,038
PREMIER AUTO TR              6.350%  01/06/00  10,275     10,272       10,377
PREMIER AUTO TR              6.500%  03/06/00  10,400     10,386       10,531
PROCTER & GAMBLE CO          9.500%  02/11/98  13,000     13,518       13,536
PROCTER & GAMBLE CO NT       6.850%  06/01/97  21,500     21,549       21,616
RABOBANK NEDERLAND M/T/N     6.450%  01/17/97   3,000      2,999        3,003
RABOBANK NEDERLAND M/T/N     6.625%  05/26/97   3,000      2,998        3,017
RABOBANK NEDERLAND M/T/N     6.640%  04/25/97   4,000      4,002        4,019
RABOBANK NEDERLAND M/T/N     6.660%  03/03/97   5,000      5,001        5,019
ROCKWELL INTL CORP           7.625%  02/17/98   2,000      2,024        2,042
SCFC RECR VEH LN TR          7.250%  09/15/06   4,248      4,250        4,271
SPNB HOME EQ LN AS BKD CTF   8.100%  06/15/20     532        545          535
SARA LEE CORP M/T/N          4.650%  01/14/97  13,000     12,998       12,984
SEARS CR ACCT MSTR TR II     6.250%  01/15/03  35,000     35,001       35,311
SEARS CR ACCT MSTR TR II     6.500%  10/15/03  20,000     19,992       20,310

                                                                 EXHIBIT 1

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                     11/30/96
                               (thousands of dollars)


                                     MATURITY    PAR     AMORTIZED    CURRENT
DESCRIPTION                  COUPON    DATE     VALUE      COST        VALUE
-----------------------------------------------------------------------------

SHELL OIL CO                 6.950%  12/15/98 $ 3,990    $ 4,045      $ 4,066
SHELL OIL CO                 6.000%  01/15/97  23,565     23,550       23,572
SHELL OIL CO NT              6.625%  07/01/99   5,250      5,254        5,337
GABS SIGNET TR 93-3A         4.850%  04/15/00  35,000     35,000       34,992
SIGNET MSTR TR SER
 1994-4 ASSET BACKED         6.800%  12/15/00  20,000     19,993       20,187
SW BELL TEL CO M/T/N         6.400%  08/18/99   4,000      4,034        4,039
SW BELL TEL CO M/T/N         5.040%  10/13/98   5,000      4,880        4,929
SPAIN (KINGDOM OF) M/T/N     8.750%  12/22/97   4,000      4,099        4,069
STANDARD CR CARD MSTR TR     5.500%  02/07/00  10,750     10,743       10,676
STANDARD CR CARD TR 94-1A    4.650%  03/07/99  45,000     44,964       44,941
STANDARD CR CD MSTR TR 1     6.800%  04/07/01   2,000      2,004        2,039
STANDARD CR CD MSTR TR I     6.750%  06/07/00   5,000      5,017        5,073
STANDARD CR CD MSTR TR I     5.900%  02/07/01  13,900     13,850       13,910
STATOIL                      9.100%  05/10/97  10,000     10,153       10,146
TMS HOME EQ LN TR            5.175%  07/15/06   4,001      4,030        3,953
TOKYO METRO JAPAN GTD       10.375%  10/20/97   2,300      2,385        2,388
TOYOTA AUTO RECEIVABLES      5.850%  03/15/01  14,295     14,273       14,341
TOYOTA AUTO RECEIVABLES      6.300%  07/20/01  16,623     16,640       16,749
TOYOTA MOTOR CREDIT CORP     6.500%  02/04/97  10,000     10,016       10,009
TOYOTA MTR CR CORP M/T/N     7.700%  01/23/97   5,000      5,004        5,014
TOYOTA MTR CR CORP SR UNSUB  5.000%  03/10/97   5,000      4,979        4,989
UBS FIN DEL INC M/T/N        6.200%  10/01/98  20,000     20,100       20,158
USAA CAP CORP M/T/N 144A     4.760%  01/28/97  10,000     10,000        9,987
USAA CAP CORP M/T/N 144A     6.550%  09/20/99  10,000     10,105       10,108
UNILEVER CAP CORP            8.875%  03/26/98  15,900     16,364       16,496
WACHOVIA BK GA N A DEP NOTE  7.230%  03/27/97   5,700      5,735        5,727
WACHOVIA BK N C N A M/T/N    4.900%  09/19/98   1,500      1,460        1,479
WACHOVIA BK N C N A M/T/N    5.375%  01/04/99   5,650      5,652        5,600
WACHOVIA BK N C N A M/T/N    4.875%  02/18/97   5,000      4,997        4,993
WACHOVIA BK N C N A M/T/N    6.000%  03/15/99   2,450      2,448        2,457
WACHOVIA BK N C N A M/T/N    7.000%  05/12/99   5,800      5,837        5,944
WACHOVIA BK N C M/T/N        6.550%  06/09/97   5,000      4,996        5,026
WACHOVIA BK N C N A M/T/N    6.650%  07/14/97  10,000      9,995       10,069
WAL MART STORES INC          5.500%  09/15/97  14,945     14,833       14,914
WAL MART STORES INC NT       6.125%  10/01/99   1,100      1,096        1,105
WAL MART STORES INC SR NT    5.500%  03/01/98  22,150     22,001       22,085
WORLD OMNI AUTO LEASE        6.050%  11/25/01   9,722      9,722        9,769
WORLD OMNI 1994-A AUTO       6.450%  09/25/00   1,650      1,641        1,654
                                            ---------  ---------   ----------
  TOTAL CORPORATE BONDS                    $2,043,109 $2,054,929   $2,063,695

                                                                 EXHIBIT 1

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                     11/30/96
                               (thousands of dollars)


                                     MATURITY    PAR     AMORTIZED    CURRENT
DESCRIPTION                  COUPON    DATE     VALUE      COST        VALUE
-----------------------------------------------------------------------------

  GOVERNMENT BONDS

FED FARM CR BKS CONS
 SYS M/T/N                   5.850%  03/01/99 $ 5,000    $ 4,926      $ 5,013
FED FARM CR BKS CONS M/T/N   6.210%  06/03/99   5,000      4,960        5,050
FED FARM CR BKS CONS M/T/N   6.780%  03/21/97  11,000     11,004       11,043
FED FARM CR BKS CONS M/T/N   5.950%  06/06/97  15,000     15,008       15,040
FED HOME LN BANK             9.250%  11/25/98   2,715      2,903        2,883
FED HOME LN BANK             6.940%  03/14/97   5,000      5,014        5,020
FED HOME LN BKS CONS BD      6.525%  07/11/97   9,465      9,458        9,523
FED HOME LN BKS CONS BD      6.440%  07/25/97  10,000      9,983       10,059
FED HOME LN BKS CONS BD      6.645%  08/28/97   3,320      3,332        3,345
FEDERAL HOME LN BKS          6.080%  09/08/98   5,400      5,454        5,437
FEDERAL HOME LN BKS DEB      5.545%  06/09/97   5,000      4,995        5,003
FEDERAL HOME LN BKS          5.740%  06/23/97  10,000      9,993       10,016
FED HOME LN BKS CONS BD      5.750%  10/30/98   5,600      5,576        5,604
FED HOME LN BKS CONS BD      5.800%  11/03/98  10,000      9,968       10,017
FED HOME LN BKS CONS BD      5.540%  12/01/97   5,000      5,004        4,998
FEDERAL HOME LN BKS          4.810%  02/23/98   5,000      4,991        4,952
FED HOME LN BKS CONS BD      5.270%  03/04/99  10,000      9,747        9,903
FEDERAL HOME LN BKS CONS     5.960%  08/13/98  24,020     23,990       24,133
FEDERAL HOME LN BKS M/T/N    6.235%  05/30/97   5,000      4,999        5,017
FEDERAL HOME LN BKS M/T/N    6.015%  09/08/98   4,000      4,040        4,023
FEDERAL HOME LN BKS M/T/N    5.415%  02/28/98   5,000      5,000        4,973
FED HOME LN MTG CORP DEB     7.750%  01/27/97  16,000     16,027       16,055
FED HOME LN MTG CORP DEB     5.470%  03/21/97   5,000      4,995        5,000
FED HOME LN MTG CORP DEB     7.860%  01/21/97  10,000     10,019       10,033
FED HOME LN MTG CORP         7.860%  01/15/97   1,500      1,502        1,504
FED HOME LN MTG CORP DEB     4.950%  02/22/99   5,000      4,941        4,920
FED NATL MTG ASSN DEB        7.050%  12/10/98   5,000      5,154        5,127
FED NATL MTG ASSN POOL#      9.550%  03/10/99   1,800      1,908        1,934
FED NATL MTG ASSN SER E      9.550%  09/10/97   5,000      5,139        5,139
FED NATL MTG ASSN M/T/N      6.150%  06/23/97  10,000      9,982       10,043
FED NATL MTG ASSN M/T/N      6.000%  03/26/99   5,000      4,993        5,027
FED NATL MTG ASSN M/T/N      6.770%  04/14/97  10,000     10,004       10,032
FED NATL MTG ASSN M/T/N      5.830%  09/15/97   5,000      4,997        5,012
FED NATL MTG ASSN M/T/N      5.650%  10/20/97  10,000      9,991       10,009
FED NATL MTG ASSN M/T/N      5.200%  01/25/99   5,000      5,005        4,947
FED NATL MTG ASSN M/T/N      5.090%  02/08/99   5,000      5,000        4,936
FED NATL MTG ASSN M/T/N      4.950%  02/22/99  10,000      9,922        9,839
FED NATL MTG ASSN M/T/N      5.550%  03/12/99  14,030     13,780       13,975
FED NATL MTG ASSN M/T/N      5.870%  10/13/98  15,000     14,961       15,052
U S TREASURY NOTES           4.750%  02/15/97  10,000      9,999        9,984
                                           ----------   --------   ----------
  TOTAL GOVERNMENT BONDS                   $  308,850  $ 308,664   $  309,620

                                                                 EXHIBIT 1

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                     11/30/96
                               (thousands of dollars)


                                     MATURITY    PAR     AMORTIZED    CURRENT
DESCRIPTION                  COUPON    DATE     VALUE      COST        VALUE
-----------------------------------------------------------------------------
  CERTIFICATE OF DEPOSITS

AMER EXPR CENT BK C/D        6.400%  04/28/98 $ 2,000     $ 1,997     $ 2,004
BAYERISCHE LANDESBK NY C/D   5.220%  02/12/99   5,000       5,012       4,974
DEUTSCHE BK AG C/D V/R       0.000%  01/21/97  20,000      20,007      20,068
MERC SAFE DEP & TR CO C/D    6.150%  08/31/98  10,000      10,000       9,963
MERC SAFE DEP & TR CO C/D    6.820%  06/27/97   5,000       5,000       5,017
MERC SAFE DEP & TR CO C/D    6.120%  11/16/98  10,000      10,000      10,020
OLD KENT BK AND TR CO C/D    6.560%  05/30/97   5,000       5,000       5,015
                                           ----------   ---------   ---------
  TOTAL CERTIFICATE
    OF DEPOSITS                            $   57,000  $   57,016  $   57,061
                                           ----------   ---------   ---------
  TOTAL FIXED INCOME
    SECURITIES                             $2,408,959  $2,420,609  $2,430,376

  SHORT TERM INVESTMENTS
  COMMERCIAL PAPER
ASSOCIATES CORP N A CPIB     5.390%  12/02/96 $30,000     $30,000     $30,000
GENERAL ELEC CAPT CPIB       5.350%  12/05/96  20,000      20,000      20,000
MERRILL LYNCH & CO DISC
 C/P    CPDS                 N/A     12/06/96  20,000      19,985      19,979
MERRILL LYNCH & CO DISC
 C/P    CPDS                 N/A     01/31/97  10,000       9,910       9,909
MERRILL LYNCH & CO INC CPIB  5.330%  01/24/97  20,000      20,000      20,000
UBS FIN INC DISC C/P  CPDS   N/A     12/03/96  20,000      19,994      19,988
                                              -------   ---------   ---------
  TOTAL COMMERCIAL PAPER                   $  120,000  $  119,889  $  119,876

COLLECT SHRT TERM INVST FD   N/A     N/A      $ 5,566     $ 5,566     $ 5,566
CS FIRST BOSTON              N/A     N/A        3,968       3,968       3,968
GOLDMAN SACHS & CO MSTR NOTE N/A     N/A       24,500      24,500      24,500
MORGAN STANLEY               N/A     N/A       25,000      25,000      25,000
NOMURA SECS INTL MSTR NOTE   N/A     N/A       25,205      25,205      25,205
                                           ----------   ---------   ---------
  TOTAL SHORT TERM
 INVESTMENTS                               $  204,239  $  204,128  $  204,115

PARTICIPANT LOANS
 (ANNUAL INTEREST RATES
  FROM 9.5 TO 6.5,
  MAXIMUM PERIOD OF
  REPAYMENT IS
  60 MONTHS)                 N/A     N/A   $  162,760  $  162,760  $  162,760
                                           ----------  ----------  ----------
                                           $2,775,958  $2,787,497  $2,797,251
                                           ==========  ==========  ==========

                                                                   EXHIBIT 1

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       11/30/96
                                (thousands of dollars)





                                              SHARES/                 CURRENT
FUND/ISSUE                                    UNITS        COST        VALUE
-----------------------------------------------------------------------------

EXXON CORPORATION PREFERRED
 STOCK FUND
---------------------------
EXXON CORPORATION CLASS
 A PREFERRED STOCK
 (thousands of shares)                        5,084      $312,682    $479,826

 SHORT TERM INVESTMENTS
COLLECT SHORT TERM INVST FD                 $    63       $    63     $    63
GOLDMAN SACHS & CO MSTR NOTE                  3,880         3,880       3,880
NOMURA SECS INTL MSTR NOTE                    9,806         9,806       9,806
                                           --------   	-----------   ---------
 TOTAL SHORT TERM INVESTMENTS               $13,749       $13,749     $13,749


EXXON CORPORATION COMMON
 STOCK FUND
---------------------------

EXXON CORPORATION COMMON
  STOCK (thousands of shares)                41,950    $2,069,708  $3,959,019

EQUITY PORTFOLIO FUND
---------------------

BARCLAYS GLOBAL INVESTORS
  EQUITY FUND
  (thousands of units)                        3,347    $  293,347  $  579,765

EXTENDED MARKET PORTFOLIO
  FUND
---------------------

BARCLAYS GLOBAL INVESTORS
  EXTENDED EQUITY INDEX
  FUND (thousands of units)                  13,308    $  158,112  $  202,028

                                                                EXHIBIT 2

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
                   ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                               NOVEMBER 30, 1996

                              (thousands of dollars)





Identity of Party Involved:     Exxon Corporation

Description of Asset:           Exxon Corporation Common Stock



Total          Total        Total         Total
Number         Number       Dollar        Dollar
  of             of        Value of      Value of        Net
Purchases      Sales       Purchases       Sales        Gain
---------      -----       ---------     --------       ----

11,821,442   10,189,497     $948,251      $878,734     $128,247



Schedule prepared following the alternative format prescribed at 29 CFR 2520.103-6(d)(2) for a series of transactions involving securities of the same issue as described at 29
CFR 2520.103-6(c)(1)(iii).

                      REPORT OF INDEPENDENT ACCOUNTANTS
                      ---------------------------------

To the Trustee of the Thrift Fund

In our opinion, the financial statements (pages 2-8) listed in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Thrift Plan of Exxon Corporation and Participating Affiliates (the Thrift Plan) at November 30, 1996 and 1995, and the changes in its net assets available for benefits for the year ended November 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Trustee of the Thrift Plan; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee of the Thrift Plan, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the statement of net assets available for benefits and the statement of changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE LLP
Houston, Texas
February 21, 1997

                      CONSENT OF INDEPENDENT ACCOUNTANTS
                      ----------------------------------
We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-19057) and the related
Prospectus for the Thrift Plan of Exxon Corporation and
Participating Affiliates of our report dated February 15, 1997 appearing on page 19-20 of this Annual Report on Form 11-K.


PRICE WATERHOUSE LLP
Houston, Texas
February 21, 1997

                                  SIGNATURES
                                  ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.



                                     THRIFT PLAN OF EXXON CORPORATION

                                     AND PARTICIPATING AFFILIATES

                                     (Name of Plan)


                                     /s/ J. E. Bayne
                                     _______________________________________

                                     J. E. Bayne, Manager
                                     Benefits Finance and Investments

Dated:  February 21, 1997